UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ________________
                                 Amendment No. 1

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                     Spectrum Information Technologies, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    847623303
                                 (CUSIP Number)


                                  Jon M. Gerber
                    Spectrum Information Technologies, Inc.
                                  P.O. Box 1006
                            New York, N.Y. 10268-1006
                                 (914) 251-1800


                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 19, 1999
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

CUSIP NO.    847623303                                      Page 2 of 4



(1)         NAMES OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jon M. Gerber

(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                      (b)  [X]

(3)         SEC USE ONLY

(4)         SOURCE OF FUNDS*

            00

(5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

(6)         CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.

                        (7)     SOLE VOTING POWER
  NUMBER OF
   SHARES                       280,000
BENEFICIALLY
  OWNED BY              (8)     SHARED VOTING POWER
    EACH
  REPORTING                     0
   PERSON
    WITH                (9)     SOLE DISPOSITIVE POWER

                                280,000

                        (10)    SHARED DISPOSITIVE POWER

                                0

(11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            280,000

(12)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
            (11) EXCLUDES CERTAIN SHARES*                                  [ ]

(13)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.9%

(14)        TYPE OF REPORTING PERSON*

            IN

Item 1.   Security and Issuer.

          The name of the issuer with respect to which this  Amendment  No. 1 to
Schedule 13D/A is being filed is Spectrum Information Technologies, Inc. (hereinafter called the "Issuer"). The address of Issuer's principal executive offices is P.O. Box 1006, New York, NY 10268-1006. This statement relates to Issuer's Common Stock, $.001 par value (the "Common Stock").

Item 2.   Identity and Background.

          (a) This Amendment No. 1 to Schedule 13D/A is being filed on behalf of Jon M. Gerber.

          (b) Mr. Gerber's home address is 3333 Henry Hudson Parkway, Riverdale, NY 10463.

          (c) Mr. Gerber is a member of Issuer's Board of Directors and Vice President, Secretary, and Treasurer.

          (d)-(f)   Unchanged.

          On December 11, 1998 (the "Closing Date"), Issuer entered into a Stock Purchase Agreement with Powers & Co., a sole proprietorship owned by Lawrence M. Powers, pursuant to which Powers & Co. purchased 3,000,000 shares of Common Stock and an option (the "Option") to acquire an additional 1,800,000 shares of Common Stock at an exercise price of $0.15 per share. The Option is exercisable from the Closing Date until December 11, 2003. Powers & Co. paid cash consideration of $600,000 at the closing, from the personal funds of Mr. Powers.

          On December 12, 1998, Powers & Co. sold 500,000 shares of its Common Stock and a portion of its Option (representing the right to acquire an 300,000 shares of Common Stock) to Maurice W. Schonfeld. The total purchase price paid by Mr. Schonfeld for the Common Stock and this portion of the Option was $100,000. The sale to Mr. Schonfeld was effected via telecopy and the mail.

          In addition, on December 12, 1998, Powers & Co. made a gift of 200,000 shares of its Common Stock and a portion of its Option (representing the right to acquire an 80,000 shares of Common Stock) to Mr. Gerber, a second cousin of Mr. Powers. The gift to Mr. Gerber was effected via telecopy and the mail.

          In connection with the sale of the Common Stock and the Option to Powers & Co., Issuer's directors as of the Closing Date appointed Mr. Powers a director of Issuer, and immediately thereafter Issuer's other directors resigned. Issuer's previous officers as of the Closing Date also resigned in connection with the transaction. Mr. Powers, as the sole remaining member of the Board, filled two vacancies by appointing Messrs. Schonfeld and Gerber as directors of Issuer. The new Board elected Mr. Powers as Chairman and Chief Executive Officer and Mr. Gerber as Vice-President, Secretary and Treasurer. Mr. Schonfeld resigned from the Board on May 6, 1999.

          On December 12, 1998, Issuer also entered into a Stock Purchase Agreement with Robert Ingenito pursuant to which Mr. Ingenito purchased 500,000 shares of Common Stock and an option to acquire an additional 300,000 shares of Common Stock at an exercise price of $0.15 per share. Mr. Ingenito's option is exercisable from December 12, 1998 until December 12, 2003. The total purchase price paid by Mr. Ingenito for the Common Stock and his option was $100,000, which he paid from his own personal funds. T he new Board then appointed Mr. Ingenito to fill a vacancy on the Board.

          On May 19, 1999, Mr. Gerber exercised the option to purchase 80,000 shares of Common Stock at $0.15 per share, and tendered $12,000 of personal funds in cash.

          Mr. Gerber disclaims membership in a group with any of Messrs. Powers, Schonfeld or Ingenito.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Gerber beneficially owns 280,000 shares of Common Stock. (See Item 2). This beneficial ownership currently represents approximately 3.9% of the Common Stock but represented approximately 5.3% of the Common Stock at the time of acquisition by Mr. Gerber.

          (b) Mr. Gerber has sole voting power and dispositive power with respect to the shares of Common Stock.

          (c) There have been no transactions in respect of the Common Stock during the past 60 days which are required to be reported in this Item 5 except as described in Item 2.

          (d) No person other than Mr. Gerber has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of Common Stock owned beneficially by Mr. Gerber.

          (e) Mr. Gerber has ceased to be the beneficial owner of more than five percent of the Common Stock on the date hereof, due to the issuance of additional shares of Common Stock since the gift of the shares and option as described in Item 2.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     May 29, 1999                  /s/ John M. Gerber
                                        ----------------------
                                        Jon M. Gerber









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